Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: October 3, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com and on AMEC’s and Foster Wheeler’s common website, www.amecandfosterwheeler.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following was posted on AMEC’s intranet (AMECnet) and on AMEC’s and Foster Wheeler’s common site (www.amecandfosterwheeler.com) on October 3, 2014:

The past couple of weeks have been very busy travelling, attending events and meeting clients. One of the countries I visited had introduced ‘3 Cs’ to the world: chocolate, corn and chillies. I am sure you know what country it is.

First I would like to mention the Singapore Summit in which I participated a few days ago. This is an international event attended by world business leaders and clients such as Pemex, Rio Tinto, Shell and Teck Resources. It was very interesting and individual sessions looked at Asia’s economic transformation over the past years, sustainable growth in the area, energy dynamics - in particular in shale oil and gas - and future developments.

Did you guess right on the 3C’s? In line with our intended growth in Latin America, I travelled to Mexico to attend the World National Oil Companies Congress Americas; as you may know, Foster Wheeler has a very strong presence there. One of the key clients in the region is Pemex, and Simon Naylor and I were happy to meet with their CEO to discuss ways we hope to support their growth objectives and our ambitions to grow our business in Mexico. The meeting with Petronas was attended by Jeff Reilly and I — we spoke about key areas for the future development for the Malaysian oil and gas industry which I believe we are very well positioned to address.

The event also presented an opportunity to meet other customers, such as BHP Billiton and YPF. In addition, I shared a presentation on utilising joint expertise of the asset owner and engineering contractor to successfully develop deepwater resources which was very well received.

From there I travelled to New York and Boston to talk to several investors. They were mostly interested in the outlook for the oil and gas industry amid falling oil prices and an update on our planned acquisition, as well as progress on integration activities.

Later in the week and coming back to London, I participated in a two-day integration workshop which brought together senior leaders of both AMEC and Foster Wheeler for the fourth time to review work stream updates.

And today, I am attending our regular operations meeting during which also includes discussions on market dynamics, growth plans in individual geographies, improvement opportunities, possible acquisitions and other specific subjects.

Samir Brikho